Exhbit 99.47

EasyDNA expands Indian and European markets; launching NIPT, Carrier testing and DNA storage

Melbourne, Australia, 5 July 2022: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”, “GTG”), a global leader in genomics-based tests in health, wellness and serious disease is delighted to announce the Company’s recently acquired, EasyDNA, has embarked on a significant expansion in both its test portfolio and geographical reach.

Highlights:

●	Carrier Testing and Non-Invasive Prenatal Tests (NIPT) available to our European market
●	India team has partnered with stud farms to identify equine chain of custody
●	Launched DNA storage facility in NATA[1] and CLIA[2] certified laboratory

EasyDNA has expanded the availability on its websites of Carrier Testing and Non-Invasive Prenatal Tests (NIPT) into Europe, the second biggest healthcare market in the world. Demand in this region for more informed choices regarding fertility and pregnancy is providing a strong foundation for the Company’s portfolio which includes pre-conception and prenatal testing.

EasyDNA India has partnered with a number of stud farms providing reliable, independent and comprehensive chain of custody for equine paternity testing which includes storage of profile data. EasyDNA has received initial samples and commenced testing, with results to be featured in Indian Stud Book3. Horse racing and associated stud farming is a significant business in the world’s second largest population enabling EasyDNA to leverage the Company’s existing paternity infrastructure.

EasyDNA has recently launched the capability to store DNA in the Company’s NATA approved facility. According to Forensic Science Review, Nucleic acid sample storage is of paramount importance in forensic science as well as in epidemiological, clinical, and genetic laboratories. EasyDNA is offering a “best in class” solution to store DNA samples for up to 15 years, including with complete chain of custody, enabling future legal testing.

GTG’s CEO, Simon Morriss said “These incremental growth initiatives being undertaken by the EasyDNA team are exciting and expand the Company’s direct-to-consumer offering to new markets and channels ensuring GTG’s continuous revenue growth.”

1 National Association of Testing Authorities, Australia (NATA)

2 Clinical Laboratory Improvement Amendments (CLIA) - Regulates laboratory testing and require clinical laboratories to be certified by the Center for Medicare and Medicaid Services (CMS)

3 Indian Stud Book http://indianstudbook.com/publications.php

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Authorised for release by the board of directors of Genetic Technologies Limited

Genetic Technologies Limited	60-66 Hanover Street
www.genetype.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000

Enquiries

Investor Relations

Justin Foord

Market Eye

M: +61 402 600 691

E: justin.foord@marketeye.com.au

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. A global leader in genomics-based tests in health, wellness and serious disease through its geneType and EasyDNA brands. GTG offers cancer predictive testing and assessment tools to help physicians to improve health outcomes for people around the world. The company’s Polygenic Risk Scores (PRS) platform is a proprietary risk stratification platform developed over the past decade integrating clinical and genetic risk delivering actionable outcomes from physicians and individuals. Leading the world in risk prediction in Oncology, Cardiovascular and Metabolic diseases. Genetic Technologies continues to develop a pipeline of risk assessment products. For more information, please visit www.genetype.com

Genetic Technologies Limited	60-66 Hanover Street
www.genetype.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000